FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
     -----

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS
                                  June 1, 2006




Karen J. Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC   20549-4561

ATTENTION CHARITO A. MITTELMAN

                        Re: Consolidated Oil & Gas, Inc.
                            Form 10-SB
                            Amendment No. 1 filed April 26, 2006
                            File No. 0-51667

Gentlemen:

As counsel to Consolidated Oil & Gas, Inc., I enclose Amendment No. 2 to its Form 10-SB Registration Statement in accordance with the instructions in your letter dated May 15, 2006. The following responses are made to your comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined hard copies as well as three hard copies of the filed version of the amendment.

General
-------

     1. The first paragraph of SFAS 69 states that the disclosures are required for oil and gas producing activities. Paragraph 25 of that statement talks about production revenues and not about drilling activities. Our production revenues, whether alone or combined with the revenues of working interest partners or royalty partners, do not equal 10% of our total revenues. Almost all of our revenues come from

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Securities and Exchange Commission
June 1, 2006
Page 2

          drilling activities. Less than 2% of our revenues as shown in our financial statements come from production activities.

     2. The undivided working interests in wells sold by Consolidated to investors are securities within the meaning of Section 2(a)(1) of the Securities Act of 1933. All sales of these interests were made under the exemption from registration provided by Regulation D, Rule 506. Consolidated maintains that the sale of interests in a particular property is a discrete offering and not to be integrated with sales of interests in another property. These sales were not part of a single plan of financing, were not made at or about the same time and did not involve the same class of securities. Sales were made both to accredited investors and non-accredited investors. In no instance were sales of undivided interests made to more than 35 non-accredited investors in a single property. All investors were furnished Consolidated audited financial statements and written non-financial information equivalent to the same kind of information as would be required in Part II of Form 1-A, which information was also published on the Pink Sheets News Service. All investors were given the opportunity to ask questions and receive answers concerning the offering and to obtain additional information of the type described in Rule 502(b)(2)(i)(A).

Description of Business, page 1
-------------------------------

     3. See revision under "Business of Issuer," page 1, paragraph 1. If a well experiences a net loss for a month, a working interest partner is billed for his percentage share of the costs of operating the well in excess of the revenues received.

     4. See revision at the end of the second paragraph on page 2. We are in the process of completing the leases of the mineral rights of approximately 1,500 acres in the same area which we already have leases. We have identified another 10 drilling sites on this acreage. We have completed negotiations with mineral owners of 612 acres of this tract of land. If we are successful in acquiring this tract of mineral interests we anticipate paying a 25% royalty to the mineral owners. We will need approximately $100,000 to complete the purchase of these mineral leases.

     5. See revision in the third paragraph on page 2. Completing a well does not mean that we will be successful in producing Oil and/or gas from the well. After completion it is necessary to perforate a well in the zones that tests indicate a possibility of oil or gas. Perforating is to blast a hole through the tubing and casing, into the formation to see if oil or gas comes to you. Depending on results, you may or may not start to see commercial quantities of oil or gas for production and other steps may be taken, such as fracturing (blasting sand or other substances into the formation to loosen the crevices that oil or gas may be trapped in). If you are successful in getting commercial

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Securities and Exchange Commission
June 1, 2006
Page 3

          quantities of oil and gas, above ground equipment will be necessary to begin production.

Management's Discussion and Analysis
------------------------------------

Results of Operations, page 5
-----------------------------

6. See revisions to the first paragraph on page 6. Oil and gas sales are only from our share of the working interest ownership in a property. We only record the income and expenses from the working interest portion of the wells we own. Example: If we sell off 60% of the working interest in a well, we only record 40% of the revenue after royalties as oil and gas sales on our books. The royalty portion of the income and the other 60% of the working interest portion is recorded as a liability on our balance sheet. Likewise we only record 40% of the expense as lease operating expense with the balance being recorded as a receivable on our balance sheet. These items are netted for reporting purposes.

Cost of Sales and Gross Margin, page 6
--------------------------------------

     7. This is the amount paid to persons as a finder's fee for advising the company of the names and addresses of persons that invest in oil and gas wells. Sales of working interests are made by the president of the company who receives no compensation for his selling services.

Liquidity and Sources of Liquidity, page 9
------------------------------------------

     8.   See new paragraph added under "Notes Payable" on page 11.

Properties
----------

Present Activities, page 13
---------------------------

     9. Under the heading of "Management's Discussion and Analysis - Results of Operations - Sales" it is stated that Consolidated's "gas and oil sales are primarily from one well in which we have a 70% working interest." Filed as Exhibit 10 is the Assignment of Oil, Gas and Mineral Leases and Bill of Sale from RCI Energy to Consolidated Oil & Gas, Inc. dated August 1, 2000, from which leases the gas and oil are produced that are mentioned in the preceding sentence.

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Securities and Exchange Commission
June 1, 2006
Page 4

Financial Statements and Notes
------------------------------

Note 1.  Company Organization and Summary of Significant Accounting Policies
----------------------------------------------------------------------------

Oil and Gas Properties, page F-9
--------------------------------

     10. The first two sentences of paragraph six have been deleted since impairment of long-lived assets is discussed fully on pages F-10 and F-11.

Revenue Recognition of Sale of Leases, pages F-9 - F-10
-------------------------------------------------------

     11. The company does not sell interests in wells. The company secures a lease on an unproved property and sells the unproved property in whole or in part to investors (all investors are sold working interests). If a lease is acquired which has a producing well, the well's production has declined to or below a break-even point, therefore such a lease is deemed to be an unproved property.

          o The amounts collected from the investors is treated first as recovery of the lease cost of the unproved property. This allocation is consistent with SFAS No. 19, paragraph 47(h).

          o After recovering the lease cost of the unproved property, the remaining amounts collected from the investors is treated as collections on a turnkey drilling contract and is not recognized as revenue until the company begins drilling. Once drilling commences, the company accountants for the activities as a construction contract under SOP 81-1.

               SFAS 19 paragraphs 42 to 47 pertains to mineral property conveyances and related transactions and the accounting for such transactions. The following is a discussion regarding each paragraph.

          Paragraph No.         Description
          -------------         ------------------------------------------------

          42 The company has unproved properties that are sold either in whole or in part to investors. These investors purchase working interests and not overriding royalty interests.

          43 None of the Company's conveyances are borrowing. There are no provisions for returning monies collected or future payments based on future production.

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Securities and Exchange Commission
June 1, 2006
Page 5

          44 No pooling of assets in joint undertakings have been entered into by the Company.

          45 The Company sells unproved properties in whole or in part, and when it retains an interest there is uncertainty regarding recovery of costs applicable to the retained interest, therefore, amounts collected from investors are first offset against the lease cost.

                    The  Company   does  not  agree  to  drill   wells   without
                    reimbursement.

          46 The Company collects sufficient funds from it's investors to cover the cost of the lease plus estimated drilling costs. The amounts collected that exceeds the cost of the lease is not accounted as a gain since there are other aspects of the transaction that would prohibit such recognition under accounting principles applicable to enterprises in general.

          47(h)     This is the only paragraph applicable to the Company.

     12. We capitalize the cost of securing a lease in accordance with SFAS 119 paragraph 15. To date we have had no payments to continue to hold our interest on an undeveloped leasehold property. However when and if we do have such costs, they will be charged to expense as incurred in accordance with paragraphs 17 and 18 of SFAS 119. We have not had an instance where a lease which we capitalized was about to expire before development. When and if we do have such a situation we will charge an impairment for such lease in accordance with SFAS 119, paragraph 28.

Recent Sales of Unregistered Securities, page 21
------------------------------------------------

     13. We gave those persons shares of common stock in Consolidated Oil & Gas, Inc. with their purchase of a working interest in a well. The stock was valued at the selling price of recent security sales. Income from sales of working interest of the projects was reduced by the valuation of the stock given to the individuals. The number of shares so sold was 218,500.


Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

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Securities and Exchange Commission
June 1, 2006
Page 6

                                                 Sincerely,

                                                 /s/ Thomas J. Kenan

                                                 Thomas J. Kenan
                                                 e-mail:  kenan@ftpslaw.com
Enclosure

Copy:    James Carl Yeatman (w/enclosure)
         Douglas A. Newman, C.P.A. (w/enclosure)
         Killman, Murrell & Company P.C. (w/enclosure)